April 11, 2025

Kwok Yu Hin
Chief Executive Officer
Kepler Group Limited
Suite 3902-03, 39/F
Tower 6, The Gateway
Harbour City, Tsim Sha Tsui
Hong Kong

       Re: Kepler Group Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 28, 2025
           CIK No. 0002000208
Dear Kwok Yu Hin:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2025 letter.

Amendment No.1 to Draft Registration Statement on Form F-1
General

1. We note your response to prior comment 24. Please further describe the value-added service you provide to your clients of introducing your customers to financial advisors, mortgage brokers, solicitors, and accountants, and how this service fits into your business structure. Describe any arrangements you may have with such financial advisors, mortgage brokers, solicitors and accountants and tell us why you do not believe disclosure of this service is required in the registration statement. Please also
 April 11, 2025
Page 2

       confirm our understanding that you do not provide retirement planning, savings and investment, financial planning, and private wealth management services. Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 50

2. See prior comment 12. Noting your response to our comment letter, please revise your filing to provide similar discussion to that included in your response addressing the levels of revenues recognized through and from the referrers and consultants for each period presented.
Cost of Revenue, page 51

3. We note your response to prior comment 13 and reissue in part. Please revise to provide similar discussion to that included in your response to describe when agency expenses for immigration services are recognized and paid. In addition, please revise to briefly describe how your software upgrade and maintenance expenses are recognized and paid.
Commission and Other Payables, page 58

4. Please revise to indicate the extent to which you expect to continue to rely on money advances from third parties in the future.
Risk Factors, page 63

5. We note your response to prior comment 23 and your disclosure that your management and existing channels do not have experience operating in other
       Southeast Asian markets. Please consider adding a risk factor discussing risks related to the lack of experience operating in Southeast Asian markets and related to recruiting local channels in those regions to support your business expansion.
Immigration services, page 66

6. We note that your immigration services are provided through special consultants.
       Please briefly describe the arrangements governing your relationship with these special consultants and clarify whether these consultants are the same individuals registered with the Hong Kong Insurance Authority as licensed technical representatives and accredited to your group. In this regard, we note the definition of
       Consultants on page 1.
Our Channels, page 66

7. We note your response to prior comment 30. Please revise to disclose the material terms of your agreements with the referrers and file any contract upon which you are substantially dependent, or tell us why you do not need to provide this information.
Legal and Regulatory Compliance, page 69

8. We note your response to prior comment 33 and that the renewal of the license is currently being processed by the Insurance Authority. If known, please disclose when you expect to receive the renewal. If you do not expect to receive the renewal prior to the offering of your ordinary shares, please revise your cover page, business and risk
 April 11, 2025
Page 3

       factor sections to disclose that your Insurance Broker Company license is currently expired.
Related Party Transactions, page 81

9. See prior comment 15. Please confirm, if true, that your related party transactions with
       Yean Limited are conducted on an arm   s length basis in accordance with
Paragraph
       23 of IAS 24, or revise your filing accordingly.
10. We note your response to prior comment 34. Please revise your disclosure in the second table on page 81 setting forth the amounts due from related companies to discuss the nature of the loan and the transaction in which it was incurred.
Exhibits

11. We note your response to prior comment 2 and your disclosure that the industry data and research prepared by China Insights Consultancy was commissioned by you.
       Please provide a consent for China Insights Consultancy to be named in this registration statement and their report to be quoted.
12. We note your response to prior comment 20 and your statement that Manulife
       (International) Limited has maintained a position in the top five across all the years ended March 31, 2024, and 2023 and the six months ending September 30, 2024 (being 1st, 2nd, and 4th in different periods). If you have any written agreements
       with Manulife, please file those material agreements related to your relationship, or provide us a detailed analysis as to why those agreements are not required to be filed.
       See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.
       Please contact Shannon Davis at 202-551-6687 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-
551-3419 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Edgar Siu, Esq.